aub 00



17016500

SEC SEC
Mail Processing
Section
MAR 02 2017
Washington DC
406

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23378

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PTX Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6221 Chapel Hill Blvd, Suite 200
(No. and Street)

Plano	Texas	75093
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michelle Loretto 972-473-2230
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson
(Name – *if individual, state last, first, middle name*)

18425 Burbank Blvd., #606	Tarzana	California	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OM

OATH OR AFFIRMATION

I, Terry Harvey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PTX Securities, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Texas
County of Collin

Signature

President
Title

Notary Public 2/17/17



JUANITA BREEDEN
Notary Public, State of Texas
Comm. Expires 02-22-2021
Notary ID 12261886

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PTX SECURITIES, LLC

Table of Contents

		PAGE
SEC Form X-17A-5		1
Report of Independent Registered Public Accounting Firm		2
Statement of Financial Condition		3
Statement of Income		4
Statement of Changes in Members' Equity		5
Statement of Cash Flows		6
Notes to Financial Statements		7 - 8
Supplementary Information		
Schedule I	Statement of Net Capital	9
Schedule II	Determination of Reserve Requirements	10
Schedule III	Information Relating to Possession or Control	10
Assertions Regarding Exemption Provisions		11
Report of Independent Registered Public Accountant		12

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
PTX Securities, LLC
Plano, Texas

I have audited the accompanying statement of financial condition of PTX Securities, LLC as of December 31, 2016 and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of PTX Securities, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PTX Securities, LLC as of December 31, 2016 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2016 (Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)) has been subjected to audit procedures performed in conjunction with the audit of PTX Securities, LLC's financial statements. The supplemental information is the responsibility of PTX Securities, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of members, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 27, 2017

PTX SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

Assets		**2016**
Current Assets		
Cash and equivalents	$	314,856
Accounts Receivable		65,266
Other Assets		8,256
Total assets	$	388,378
Liabilities and Members' Equity		
Current liabilities		
Accounts Payable	$	146,962
Total current liabilities		146,962
Members Equity		
	$	241,416
Total members' equity		241,416
Total liabilities and members' equity	$	388,378

See accompanying notes to the financial statements

PTX SECURITIES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues:		
Securities commissions and fees	$	3,243,969
Interest		95
Total revenue		3,244,064
Expense:		
Commission fee		1,875,849
Insurance		80,393
Legal & professional		159,728
Occupancy		85,919
Other		62,743
Regulatory fee		39,039
Salaries & wages		857,859
Other		62,743
Total expenses		3,161,530
Net income	$	82,534

See accompanying notes to the financial statements

PTX SECURITIES, LLC
STATEMENT OF CHANGE IN MEMBERS' EQUITY
DECEMBER 31, 2016

	Total
Balance, December 31, 2015	$ 94,632
Members' Capital Contribution	64,250
Net Income	82,534
Balance, December 31, 2016	$ 241,416

See accompanying notes to the financial statements

PTX SECURITIES, LLC
STATEMENT OF CASH FLOW
FOR THE YEAR ENDED DECEMBER 31, 2016

		2016
Operating activities		
Net income	$	82,534
Adjustments to reconcile net income to net cash provided by operating activities		
Accounts receivable		(65,891)
Accounts payable		146,962
Other Assets		(8,256)
Net cash provided by operating activities		349,000
Financing activities		
Capital Contributions		64,250
Net cash provided by financing activities		64,250
Increase in cash and equivalents		219,569
Cash and equivalents at 1/1/16		95,257
Cash and equivalents at 12/31/16	$	314,856

See accompanying notes to the financial statements

PTX SECURITIES, LLC
Notes to Financial Statements
December 31, 2016

COMPANY:

PTX SECURITIES, LLC (the "Company") was incorporated on September 20, 1978, converted to a limited liability company during 2012. PTX SECURITIES, LLC is a member of The Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company is a managing broker dealer that provides compliance and distribution services for alternative investment sponsors.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The management has reviewed the results of operations for the period of time from its year end December 31, 2016 through February 27, 2017 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

The Company is subject to audit by the Internal Revenue Service for years ending December 31, 2013, 2014, and 2015.

The financial statements are prepared on the accrual basis of accounting.

The company considers all short-term investments with an original maturity of three months or less to be cash.

The revenue for the company is 100% derived from one entity.

CONCENTRATIONS OF CREDIT RISK:

The Company engages in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the standing of each counterparty.

NET CAPITAL:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2016 the Company had net capital of $233,160, which was $223,363 in excess of its required net capital of $9,797; and the Company's ratio was .63.

PTX SECURITIES, LLC
Notes to Financial Statements
December 31, 2016

USE OF ESTIMATES:
The presentation of financial statements in conformity with accounting principals generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

RELATED ENTITY TRANSACTIONS:
Management services and operational costs are provided by an entity affiliated through common ownership and management. Payments to the affiliated entity totaled $18,500 for the year ended December 31, 2016 for management fees.

PTX SECURITIES, LLC
SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2016

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission:

Total Members' equity from financial condition	$	241,416
Deduction and charges:		
		(8,256)
		-
Net capital before haircut charges		233,160
Haircut		
		-
Net Capital	$	233,160
Minimum net cap	$	9,797
Aggregate Indebtedness:		
Accounts Payable	$	146,962
Total aggregate indebtedness	$	146,962
Computation of Basic Net Capital Requirement:		
Minimum net capital required	$	9,797
Net capital		233,160
Excess net capital	$	223,363
Ratio: Aggregate indebtedness to net capital		0.63

*There was no changes from the Company filed Focus Report and this audit report.

Schedule II

PTX SECURITIES, LLC

SUPPLEMENTAL SCHEDULE REQUIRED BY RULE 17a-5

COMPUTATION FOR DETERMINATION OF RESERVED REQUIREMENTS UNDER RULE 15c3-3

OF THE SECURITIES, AND EXCHANGE COMMISSION

DECEMBER 31, 2016

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i).

Schedule III

PTX SECURITIES, LLC

SUPPLEMENTAL SCHEUDLE REQUIRED BY RULE 17a-5

INFORMATION RELATING TO POSSESSION OR

CONTROL REQUIREMENTS UNDER RULE 15c3-3

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2016

The Company is exempt from the Rule 15c3-3 as it relates to possession and control requirements under the (k)(2)(ii) exemptive provision.

PTX Securities, LLC

6221 Chapel Hill Blvd, Suite 200
Plano, Texas 75093

Exemption Report

PTX Securities, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R.§240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1)1 and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i).

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(ii) throughout the period January 1, 2016 to December 31, 2016 without exemption.

PTX Securities, LLC

I, Terry Harvey, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 

President

February 27, 2017

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
PTX Securities, LLC
Plano, Texas

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) PTX Securities, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which PTX Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) PTX Securities, LLC, stated that PTX Securities, LLC, met the identified exemption provision throughout the most recent fiscal year without exception. PTX Securities, LLC's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about PTX Securities, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 27, 2017